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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
rocessing
Section
MAR 0 1 2019
Washington DC
416

SEC FILE NUMBER

8-50460

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __01/01/2018__ AND ENDING __12/31/2018__
 MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Brownstone Investment Group, LLC**

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

505 5th Avenue, 10th Floor

(No. and Street)

New York	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Lowey   (212) 905-0555

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Farkouh, Furman & Faccio, LLP

(Name – *if individual, state last, first, middle name*)

460 Park Avenue	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.**

RMS

OATH OR AFFIRMATION

I, __Douglas Lowey_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Brownstone Investment Group, LLC_____, as of __December 31,_____, 20 __18____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

State of New York
County of New York

_Carly S Miles_____
Notary Public

_____
Signature

CEO _____
Title

CARLY S MILES
Notary Public - State of New York
No. 01MI6370459
Qualified in New York County
My Comm. Expires Feb. 5, 2022

This report ** contains (check all applicable boxes):
- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FARKOUH
FURMAN & FACCIO
CERTIFIED PUBLIC ACCOUNTANTS & ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Brownstone Investment Group, LLC:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Brownstone Investment Group, LLC as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Brownstone Investment Group, LLC as of December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Brownstone Investment Group, LLC's management. Our responsibility is to express an opinion on Brownstone Investment Group, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Brownstone Investment Group, LLC in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Farkouh Furman + Faccio LLP
CERTIFIED PUBLIC ACCOUNTANTS

We have served as Brownstone Investment Group, LLC's auditor since 2007.
New York, New York
February 27, 2019



BROWNSTONE INVESTMENT GROUP, LLC

STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	1,701,284
Securities owned, at fair value		61,876,001
Due from broker		16,541,638
Interest receivable		813,842
Furniture, fixtures, software and equipment (less $1,183,876 of depreciation)		344,087
Leasehold improvements (less $579,884 of amortization)		233,655
Prepaid expenses		448,973
Security deposits		339,408
Other assets		15,000
Total assets	$	82,313,888

LIABILITIES AND MEMBER'S EQUITY

Securities sold short, at fair value	$	22,136,151
Due to broker		20,816,099
Interest payable on securities sold short		211,117
Accounts payable and accrued expenses		7,017,498
Total liabilities		50,180,865
Member's equity		32,133,023
Total liabilities and member's equity	$	82,313,888

The notes to statement of financial condition
are made a part hereof.

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2018

ORGANIZATION AND NATURE OF BUSINESS:

Brownstone Investment Group, LLC (the "Company") is organized under the laws of the State of New York. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and Municipal Securities Rulemaking Board ("MSRB") and is also a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the New York Stock Exchange ("NYSE"). The Company operates primarily to engage in fixed income securities transactions for its own account. Revenue is derived principally from trading profits executed for the Company's own account.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

METHOD OF ACCOUNTING - The accompanying financial statements have been prepared on the accrual basis of accounting. The accrual basis of accounting recognizes revenues in the accounting period in which revenues are earned regardless of when cash is received, and recognizes expenses in the accounting period in which expenses are incurred regardless of when cash is disbursed.

MANAGEMENT'S USE OF ESTIMATES AND ASSUMPTIONS – The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

REVENUE RECOGNITION - Securities transactions and the related revenue are recorded on a trade date basis, which is the day the transaction is executed.

CASH AND CASH EQUIVALENTS – Cash equivalents consist of highly liquid investments with original maturities of three months or less.

SECURITIES – Securities owned and securities sold short are recorded on trade date and are valued at fair value in accordance with FASB ASC 820 as described below. Realized and unrealized gains and losses from securities traded in the normal course of business and applicable interest and dividends are reflected in net gain from principal transactions on the statement of income.

FURNITURE, FIXTURES, SOFTWARE, EQUIPMENT AND DEPRECIATION - Furniture, fixtures, software and equipment are recorded at cost. Depreciation for financial accounting purposes is computed on the straight-line method over their estimated useful lives of 3 to 7 years.

LEASEHOLD IMPROVEMENTS AND AMORTIZATION - Leasehold improvements are recorded at cost. Amortization is computed over the life of the lease including the renewable option years.

INCOME TAXES – The Company is a single member limited liability company and was structured as a disregarded entity for U.S. Federal, state and local income tax purposes. Accordingly, no provision for income taxes is made in these financial statements.

(Continued)

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2018

MARKETABLE SECURITIES MEASURED AT FAIR VALUE ON A RECURRING BASIS:

The Company uses FASB ASC 820, Fair Value Measurements and Disclosures, for fair value measurements and disclosures. FASB ASC 820 defines fair value and establishes a framework for measuring fair value. It also expands the disclosure about the use of fair value to measure assets and liabilities.

The Company has categorized its financial instruments, based on priority of inputs to the valuation technique, into a three-level fair value hierarchy. The fair value gives the highest priority to quoted prices in active markets for identical assets or liabilities (level 1), then to quoted prices for similar assets or liabilities and other observable inputs (level 2) and the lowest priority to unobservable inputs (level 3). If the inputs used to measure financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

Securities owned and securities sold short are measured at fair value on a recurring basis. At December 31, 2018, the amounts consist of:

Securities Owned

Description	Level 1	Level 2	Total
Corporate bonds	$11,957,178	$474,826	$12,432,004
Equity securities	3,271,898	716	3,272,614
Municipal bonds		42,369,161	42,369,161
U.S. Treasury/Government	1,461,781		1,461,781
Mortgage-backed		2,340,441	2,340,441
Total Securities Owned	$16,690,857	$45,185,144	$61,876,001

Securities Sold Short

Description	Level 1
Corporate bonds	$12,265,945
Equity securities	370,273
U.S. Treasury	9,499,933
Total Securities Sold Short	$22,136,151

Level 2 values reference to quoted market prices and other observable inputs. Other observable inputs are inputs that reflect assumptions that market participants would use in pricing the asset based on market data obtained from sources independent of the reporting entity. Level 3 values reference performance measures of comparable marketable assets.

(Continued)

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2018

SECURITIES SOLD SHORT:

The Company has sold securities short that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Company has recorded these obligations in the financial statements at December 31, 2018 at fair value, and will incur a loss if the fair value of the securities increases subsequent to December 31, 2018. The Company monitors its positions continuously to reduce the risk of potential loss due to changes in the fair value.

LEASES AND OCCUPANCY:

The Company entered into a sublease agreement for office space with a commencement date of May 18, 2011 and an expiration date of May 30, 2021. Included in security deposits on the statement of financial condition is $317,715 for this sublease. Rent expense on this office space in 2018 was $657,153.

The minimum lease payments due for the following three years are:

Year ending December 31,	Sublease
2019	$ 657,153
2020	657,153
2021	273,814
Total	$ 1,588,120

The Company entered into a lease agreement for office space with a commencement date of January 1, 2018 and an expiration date of December 31, 2020. Included in security deposits on the statement of financial condition is $3,200 attributable to this lease. The minimum lease payment for 2019 is $19,776.

The Company entered into a membership agreement for month by month office space with a commencement date of January 1, 2018. Included in security deposits on the statement of financial condition is $3,075 attributable to this lease.

The Company entered into a membership agreement for office space with a commencement date of November 1, 2018 and an expiration date of September 30, 2019. Included in security deposits on the statement of financial condition is $8,750 attributable to this lease. The minimum lease payment for 2019 is $26,950.

Rent expense for all office leases and occupancy committments for 2018 is $768,169.

(Continued)

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2018

CONCENTRATION OF CREDIT RISK:

At December 31, 2018, all the securities reflected in the statement of financial condition are positions held with two domestic brokers. The clearing and depository operations for the Company's security transactions are provided by such brokers. At December 31, 2018, due to broker and due from broker in the statement of financial condition represents the Company's net purchases of securities and cash collateral for its short positions.

During the course of the year ended December 31, 2018, the bank balances on occasion were in excess of the FDIC insurance limit.

NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2018, the Company had net capital of $23,279,676 which was $22,797,768 in excess of its required net capital of $481,908. The Company's net capital ratio was .31 to 1 at December 31, 2018.

RETIREMENT PLAN:

The Company has a 401(k) profit sharing plan for all eligible employees. Contributions to the plan are made at the discretion of the employees and the Company. For the year ended December 31, 2018, the Company did not accrue a profit sharing plan contribution.

FURNITURE, FIXTURES, SOFTWARE AND EQUIPMENT:

The Company's furniture, fixtures, software and equipment at December 31, 2018 consist of the following:

Equipment..$	1,294,318
Software...	53,100
Furniture and fixtures.....................	175,781
Artwork...	4,764
Total...	1,527,963
Less accumulated depreciation.........	(1,183,876)
$	344,087

Depreciation expense amounted to $179,174 for the year ended December 31, 2018

(Continued)

BROWNSTONE INVESTMENT GROUP, LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

AS AT DECEMBER 31, 2018

SUBSEQUENT EVENTS:

The date to which events occurring after December 31, 2018, the date of the most recent statement of financial condition, have been evaluated for possible adjustment to the financial statements or disclosure is February 27, 2019, which is the date on which the financial statements were available to be issued. Capital withdrawals subsequent to December 31, 2018 and to the date of this report were $1,440,000.

ACCOUNTING STANDARDS UPDATE:

In connection with FASB 842 Leases, which takes effect for years beginning after December 31, 2018, Management has evaluated the financial impact the standard will have on the Company's financial statements when adopted.

As of January 1, 2019, the Company recorded right of use assets totaling approximately $1,572,000 and lease liabilities totaling approximately $1,572,000. This will have no impact to the Company's net capital as the right of use assets will be allowable to the extent of the lease liabilities.